EXHIBIT (a)(1)(A)
COVER LETTER TO THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

EXCELSIOR LASALLE PROPERTY FUND, INC.
225 High Ridge Road
Stamford, CT 06905-3039
IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR SHARES AT THIS TIME, NO ACTION
IS REQUIRED AND YOU CAN DISREGARD THIS NOTICE.
November 21, 2008
Dear Stockholder:
On November 17, 2008, the board of directors of Excelsior LaSalle Property Fund, Inc. (the “Fund”), upon the recommendation of the Fund’s manager and advisor, authorized the repurchase of up to $10 million of shares of the Fund from stockholders at the Fund’s September 30, 2008 net asset value per share. While the Fund’s investment objectives — to achieve attractive long-term, risk-adjusted total returns over a full market cycle — are predicated upon an extended holding period for this investment, typically five to seven years, the Fund also intends to provide a limited level of liquidity to its stockholders by conducting tender offers. This is the subject of this letter.
The repurchase of shares through tender offers is a highly regulated activity and is subject to the tender offer rules of the Securities and Exchange Commission. The procedures for conducting the Fund’s tender offer are explained in the attached documentation. If you do not wish to sell your shares at this time, no action is required and you can disregard this notice.
It is the Fund’s intention to offer limited liquidity to stockholders by conducting tender offers. The specific timing of and amounts offered for redemption through future tender offers is subject to board approval and will be based upon the Fund’s ability to purchase shares using cash not required for investment activities. The primary sources of liquidity to satisfy tender offers may include the Fund’s available cash on hand, the proceeds from the Fund’s most recent sale and issuance of new shares and the Fund’s borrowing capacity under its credit facility. Further, the amounts offered for redemption through the tender offer process are based upon recommendations from the Fund’s manager and advisor and must be consistent with principles of prudent portfolio management given the Fund’s current real estate investment holdings and in keeping with the best interests of the Fund and its stockholders.
If you are interested, the procedures for tendering some or all of your shares for repurchase are outlined in the attached documents. Please pay close attention to these instructions and the cutoff dates for returning the required notices. Please note that a request to tender shares does not necessarily mean that the full amount of such request will be fulfilled. If you have any questions regarding the Fund’s tender offer and process, please contact the Fund’s manager, Bank of America Capital Advisors LLC, at (866) 921-7951. Please note that no tender of shares delivered via fax, email or any method of delivery other than as indicated in the enclosed Offer to Purchase will be accepted.
Sincerely,
/s/ James D. Bowden
James D. Bowden
President and Chief Executive Officer